April 28, 2015

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K
Filed February 26. 2014
File No. 1-4881

Dear Ms. Rocha:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated April 16, 2015, to Mr. James Scully, Executive Vice President and Chief Financial Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company’s response.

Form 10-K for the year ended December 31, 2014

NOTE 14. Restructuring Initiatives, page F-30

Comment 1

1.
We note from page F-31 you expect to realize annualized savings of approximately $275 to $285 million before taxes from the implementation of the $400M Cost Savings Initiative. Please revise disclosure to discuss the periods over which cost savings are expected to be realized and whether any cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. To the extent actual savings by the plan are not achieved as expected or achieved in periods other than those expected this should be disclosed. Refer to SAB Topic 5:P.4.

Response 1

We acknowledge the need to disclose the periods over which cost savings are expected to be realized under our costs savings initiatives. The Restructuring Initiatives footnote in our Annual Report on Form 10-K for the year ended December 31, 2014 disclosed that the decline in revenue associated with our restructuring actions (including market closures), is not expected to be material.

Ms. Melissa M. Rocha

April 28, 2015

As appropriate, we will expand our disclosure of the cost savings associated with our cost savings initiatives in our Restructuring Initiatives footnote in our Quarterly Report on Form 10-Q for the period ended March 31, 2015, and in future quarterly filings on Form 10-Q and annual filings on Form 10-K similar to the following. To facilitate the Staff’s review process, the updated portions of the disclosure are shown in underline ($ amounts in millions):

“As a result of the restructuring actions associated with the $400M Cost Savings Initiative, we have recorded total costs to implement these restructuring initiatives of $230.4 before taxes, of which $111.3 before taxes was recorded in 2014. For these restructuring actions, we expect our total costs to implement restructuring to be approximately $250 before taxes. The additional charges not yet incurred associated with the restructuring actions approved to-date of approximately $20 before taxes are expected to be recorded primarily in 2015. In connection with the restructuring actions associated with the $400M Cost Savings Initiative, we expect to realize annualized savings of approximately $275 to $285 (both before taxes). Substantially all of these annualized savings are expected to be achieved in 2015. For market closures, the annualized savings represent the foregone selling, general and administrative expenses as a result of no longer operating in the respective markets. For actions that did not result in the closure of a market, the annualized savings represent the net reduction of expenses that will no longer be incurred by Avon. The annualized savings do not incorporate the impact of the decline in revenue associated with these actions (including market closures), which is not expected to be material.”

If, in the future, we do not believe actual savings by the plan will be achieved as expected, or that the savings will be achieved in periods other than previously expected, we will disclose this as appropriate, in our Restructuring Initiatives footnote of our Form 10-Ks and / or Form 10-Qs.

Ms. Melissa M. Rocha

April 28, 2015

In connection with the Company’s response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact James Scully at (212) 282-5474 or myself at (914) 935-2172.

Sincerely,

/s/ Robert Loughran
Robert Loughran
Vice President, Corporate Controller, Avon Products, Inc.

cc: Jenn Do, Staff Accountant, United States Securities & Exchange Commission
James Scully, Executive Vice President and Chief Financial Officer, Avon Products, Inc.
Paula Loop, Engagement Partner, PricewaterhouseCoopers LLP